Exhibit 99.6

Emera Reports 2019 Second Quarter Financial Results

HALIFAX, Nova Scotia -- Today Emera (TSX: EMA) announced financial results for the second quarter of 2019.

Q2 2019 and Year-to-Date Highlights:

Reported Net Income

●	Q2 2019 reported net income was $103 million, or $0.43 per common share, compared with net income of $90 million, or $0.38 per common share, in Q2 2018.
●	Year-to-date reported net income was $415 million, or $1.75 per common share, compared with net income of $361 million, or $1.56 per common share, in the 2018 period.

Adjusted Net Income (1)

●	Q2 2019 adjusted net income was $130 million, or $0.54 per common share, compared with $111 million, or $0.48 per common share, in Q2 2018.
●	Year-to-date adjusted net income was $354 million, or $1.49 per common share, compared with $313 million, or $1.35 per common share, in the 2018 period.

Cash Flow

●	Year-to-date operating cash flow, before changes in working capital, increased by $8 million to $775 million, compared with $767 million in the 2018 period.

(1) See “Non-GAAP Measures” noted below.

“I am pleased with the financial results for the quarter and the overall performance of the business,” said Scott Balfour, President and CEO of Emera Inc. “We have made significant progress on strengthening our balance sheet and optimizing our allocation of capital among our businesses. While near-term earnings will be impacted by asset sales, these efforts reinforce our confidence to deliver long-term earnings and dividend growth for our shareholders.”

Financial Highlights:

For the millions of Canadian dollars (except per share amounts)	Three months ended June 30		Six months ended June 30

	2019	2018	2019	2018

Net income attributable to common shareholders	$103	$90	$415	$361
After-tax mark-to-market gain (loss)	(27)	(21)	61	48

Adjusted net income attributable to common shareholders(1)(2)	$130	$111	$354	$313

Earnings per common share – basic	$0.43	$0.38	$1.75	$1.56
Adjusted earnings per common share – basic (1)(2)	$0.54	$0.48	$1.49	$1.35

Weighted average shares of common stock outstanding - basic (millions of shares)	239	233	238	232

(1) See “Non-GAAP Measures” noted below

(2) Adjusted net income and adjusted earnings per common share exclude the effect of mark-to-market adjustments

After-tax mark-to-market losses increased $6 million to $27 million in Q2 2019 compared to $21 million in Q2 2018. This increase, mainly related to Emera Energy, was due to higher amortization of gas transportation assets in 2019, partially offset by changes in existing positions on gas contracts in Q2

2019. Year-to-date, after-tax mark-to-market gains increased $13 million to $61 million in 2019 compared to $48 million for the same period in 2018. This increase, mainly related to Emera Energy, was due to a larger reversal of mark-to-market losses in 2019 compared to 2018, and changes in existing positions on gas contracts in 2019, partially offset by higher amortization of gas transportation assets in 2019.

The weakening of the CAD increased earnings by $2 million and adjusted earnings by $4 million in Q2 2019 compared to Q2 2018. The weakening of the CAD increased earnings by $14 million and adjusted earnings by $12 million year-to-date in 2019 compared to the same period in 2018.

Consolidated Financial Review:

The following table highlights significant changes in adjusted net income from 2018 to 2019 in the second quarter and year-to-date periods.

For the millions of Canadian dollars	Three months ended June 30	Six months ended June 30

Adjusted net income – 2018 (1)(2)	$111	$313
Florida Electric Utility	30	31
Recognition of tax reform benefits from January 2018 through June 2019 in New Mexico Gas Company (“NMGC”), of which $8 million relates to 2018	12	12
Gas Utilities and Infrastructure	3	17
Gain on sale of property in Florida	-	10
Other Electric Utilities	5	6
Canadian Electric Utilities	(6)	-
Emera Energy	(21)	(24)
Other variances	(4)	(11)

Adjusted net income – 2019 (1)(2)	$130	$354

(1) See “Non-GAAP Measures” noted below

(2) Excludes the effect of mark-to-market adjustments

Segmented Results:

Effective January 1, 2019, Emera revised its reportable segments to align with strategic priorities and internal governance. Emera reports its results in five operating segments: Florida Electric Utility, Canadian Electric Utilities, Other Electric Utilities, Gas Utilities and Infrastructure and Other.

For the	Three months ended June 30		Six Months ended June 30
millions of Canadian dollars (except per share amounts)	2019	2018	2019	2018

Adjusted net income (1)
Florida Electric Utility	$125	$95	186	155
Canadian Electric Utilities	42	48	138	138
Other Electric Utilities (2)	23	18	39	33
Gas Utilities and Infrastructure	40	25	107	78
Other (2)	(100)	(75)	(116)	(91)

Adjusted net income (1)	$130	$111	354	313
After-tax mark-to-market gain (loss)	(27)	(21)	61	48

Net income attributable to common shareholders	$103	$90	415	361

EPS (basic)	$0.43	$0.38	1.75	1.56

Adjusted EPS (basic) (1)(2)	$0.54	$0.48	1.49	1.35

(1) See “Non-GAAP Measures” noted below.

(2) Excludes the effect of mark-to-market adjustments.

Florida Electric Utility’s CAD net income increased by $30 million to $125 million in Q2 2019, compared to $95 million in Q2 2018. Year-to-date, Florida Electric Utility’s CAD net income increased by $31 million to $186 million, compared to $155 million in 2018. Increases in both periods were due to higher base revenues related to the in-service of solar generation projects and customer growth. The Q2 increase was also due to more favorable weather. These increases were partially offset by higher depreciation and interest expense arising from increased investment in rate base.

Canadian Electric Utilities’ net income decreased by $6 million to $42 million, compared to $48 million in Q2 2018 primarily due to lower contributions from Nova Scotia Power Inc. (“NSPI”). The decrease at NSPI was primarily due to timing of regulatory deferrals and increased OM&G expenses, partially offset by increased sales volume due to weather and customer growth and decreased income taxes. Year-to-date, Canadian Electric Utilities’ net income was $138 million, consistent with 2018. The timing of regulatory deferrals causes quarterly earnings volatility, while full year results are more predictable

Other Electric Utilities’ CAD net income, adjusted to exclude mark-to-market, increased by $5 million to $23 million in Q2 2019, compared to $18 million in Q2 2018. Year-to-date, Other Electric Utilities’ CAD net income, adjusted to exclude mark-to-market, increased by $6 million to $39 million, compared to $33 million in 2018. The increase in both periods is due to higher contributions from Emera Maine in Q2 2019. Emera Maine’s contribution increased due to decreased OM&G, primarily due to higher capitalized construction overheads and the absence of regulatory expenses and adjustments related to the 2018 distribution rate case.

Gas Utilities and Infrastructure’s CAD net income increased by $15 million to $40 million in Q2 2019, compared to $25 million in Q2 2018. Year-to-date, Gas Utilities and Infrastructure’s CAD net income increased by $29 million to $107 million, compared to $78 million in 2018. NMGC’s recognition of tax reform benefits from January 1, 2018 to June 30, 2019 resulted in a $12 million (of which $8 million related to 2018) increase in net income in Q2 2019 and year-to-date. The year-to-date period also benefited from favourable weather and the optimization of pipeline capacity in New Mexico. The Q2 2019 and year-to-date increases were also due to customer growth at Peoples Gas System, lower depreciation and amortization and increased investment related to the cast iron and bare steel replacement rider, partially offset by less favourable weather in Florida.

Other’s net loss, adjusted to exclude mark-to-market, increased by $25 million to $100 million in Q2 2019, compared to $75 million in Q2 2018. Year-to-date, Other’s net loss, adjusted to exclude mark-to-market, increased by $25 million to $116 million, compared to $91 million in 2018. The quarterly and year to date increase is primarily due to lower marketing and trading margin, reflecting less favourable market conditions. As a result, Marketing & Trading net earnings year to date were in line with 2017 at $10 million, compared to $33 million in 2018. Higher preferred stock dividends, and a $7 million after-tax expense related to transaction costs and immaterial losses on asset divestitures, partially offset by the gain on sale of property in Florida also contributed to the year to date increase.

Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference today, Monday, August 12, 2019 at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q2 2019 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-866-521-4909. International parties are invited to participate by dialing 1-647-427-2311. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available two hours after the conclusion of the call until September 12, 2019, by dialing 1-800-585-8367 and entering pass code 7697419.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $31 billion in assets and 2018 revenues of more than $6.5 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F and EMA.PR.H. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional Information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations:

Ken McOnie, VP, Investor Relations and Treasurer

902-428-6945

ken.mconie@emera.com

Erin Power, Manager, Investor Relations

902-428-6760

erin.power@emera.com

Media:

902-222-2683

media@emera.com

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